

July 23, 2012

<u>Via E-mail</u>
Christina Cepeliauskas
Chief Financial Officer
Eurasian Minerals Inc.
543 Granville Street, Suite 501
Vancouver, British Columbia V6C 1X8
Canada

      Re: **Eurasian Minerals Inc.**
                    Amendment No. 4 to Registration Statement on Form F-4
                    Filed July 13, 2012
                    File No. 333-180092

Dear Ms. Cepeliauskas:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Material United States Federal Income Tax Consequences…, page 48</u>

1.   We note your response to comment 1 in our letter dated July 6, 2012 and the related revisions on page 48-57. We also specifically note your statement that U.S. tax counsel is unable to provide a "will" opinion. Please revise your disclosure to clearly state that the disclosure in the "Material United States Federal Income Tax Consequences …" section is the opinion of Doresey & Whitney LLP and Durham Jones & Pinegar, PC and clearly address what counsel has opined upon. Similarly revise the "Material Canadian Federal Income Tax Consequences of the Merger" section to clearly indicate the opinion of Blake, Cassels & Graydon LLP.

2.   Additionally, we note your statement that "[i]n order for the merger to qualify as a reorganization, among other things, Eurasian must acquire at least 80 percent of the Bullion common stock in exchange for Eurasian common stock (the 'Minimum Stock Consideration Requirement')." This sentence suggests that the qualification of the merger as a reorganization may depend on other factors beyond the Minimum Stock Consideration Requirement. Please further revise to describe the other factors which prevent you from providing a "will" opinion for this transaction or revise to remove the reference to other uncertainties. Please refer to Section III.C.4 of SLB 19.

Unaudited Pro Forma Condensed Combined Financial Statements, page 139

Pro Forma Combined Information, page 139

3.   Please revise the table on page 139 so that the total consideration is equal to the total consideration of $39,546,865 that is shown on page 145.

Notes to the Pro Forma Consolidated Financial Statements, page 143

3. Pro Forma Assumptions and Adjustments, page 145

4.   We note in footnote (c)(4) that you reduced the discount rate used to determine the fair value of the mineral property from 5.76% (F-4/A3) to 4.66% (F-4/A4). Please advise us of the following:

- Revise your footnote to discuss the reason(s) for the decrease in the discount rate in sufficient detail. Refer to comment nine of our letter dated June 25, 2012.

- Explain to us why the discount rate used to estimate the fair value of the mineral property only represents the cost of equity for Eurasian and does not consider the cost of debt, and tell us the basis for this conclusion.

- To the extent that the discount rate also includes the cost of debt, tell us the rate that was used, explain to us in sufficient detail how you determined the cost of debt that was used and revise your footnote to include such disclosures.

Bullion Monarch Mining, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, page F-79

Note 2. Acquisition of Dourave Canada, page F-84

5.   We note your response to comment five of our letter dated July 6, 2012. Please confirm
        to us that the contractual restrictions on the shares transferring to market participants are
        legally enforceable to those market participants, or advise.

Exhibits and Financial Statement Schedules, page II-3

Exhibits 8.1 Opinion of Blake, Cassels & Graydon LLP

6.   Please revise the opinion of Blake Cassels & Graydon to consent to the reference to the
        firm under the section "Material Canadian Federal Income Tax Consequences of the
        Merger."

Exhibit 8.2 Opinion of Dorsey & Whitney LLP

7.   Please revise the opinion of Dorsey & Whitney LLP to consent to the reference to the
        firm under the section "Material United States Federal Income Tax Consequences of the
        Merger and the Holding and Disposing of Eurasian Common Shares Received in the
        Merger."

Exhibit 8.3 Opinion of Durham Jones & Pinegar

8.   Please revise the opinion of Durham Jones & Pinegar to consent to the reference to the
        firm under the section "Material United States Federal Income Tax Consequences of the
        Merger and the Holding and Disposing of Eurasian Common Shares Received in the
        Merger."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering and related matters. Please contact Adam Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director